February 8, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Officer of Trade and Services

Attention:	Amy Geddes 202-551-3304
Linda Cvrkel 202-551-3813
Donald Field 202-551-3680
Erin Jaskot 202-551-3442

Re:	Yoshiharu Global Co.
Registration Statement on Form S-1
Filed January 25, 2022
File 333-262330

Dear Ms. Geddes:

Yoshiharu Global Co. (the “Company”) confirms receipt of the letter dated February 3, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note that the first bullet of the fourth paragraph highlights your revenue growth between a period affected by COVID-19 and a recovery period in 2021. Please revise to balance the revenue growth discussion with known trends, i.e. the COVID-19 pandemic, which affected your reported results between the comparative periods.

RESPONSE: The Company has revised its disclosure in response to the Staff’s comment above in Amendment No. 1 to the Registration Statement (the “Amendment”).

2.	We note your response to our prior comment 2 and reissue in part. We note your disclosure in the fourth paragraph that you believe that you have the potential to grow your current domestic corporate-owned restaurants and international footprint to at least 250 restaurants domestically and at least 750 restaurants internationally and that you do not currently have an anticipated timeframe for this expansion. Please revise to balance your growth potential with a brief discussion of your historical growth rate and your near term growth expectations.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

3.	Please clarify whether the three stores under construction are included in the eight that are expected to open in 2022. Please also clarify elsewhere that you include this disclosure.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

SEC Division of Corporate Finance

February 8, 2022

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites, page 12

4.	We note your disclosure that you opened one new restaurant in fiscal year 2019 and one new restaurant in fiscal year 2020 “by utilizing approximately 25% of the net proceeds of this offering.” The language regarding the use of net proceeds of this offering appears misplaced. Please revise the risk factor as applicable.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Capitalization, page 37

5.	We note that your Use of Proceeds disclosure does not include repayment of any debt, but your current presentation in the Capitalization table appears to reflect a reduction of debt. Please clarify your disclosure and tabular presentation, as appropriate. Also, please provide footnote disclosure explaining how you calculated or determined your as adjusted cash and additional paid-in-capital.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Dilution, page 38

6.	Please provide to us your calculation of net tangible book value and net tangible book value per share.

RESPONSE: Please find attached as Exhibit A the Company’s calculation of net tangible book value and net tangible book value per share.

Properties, page 62

7.	With respect to your three restaurants under construction and eight new restaurants to be opened in fiscal year 2022, please disclose the total anticipated costs.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Certain Relationships and Related Party Transactions, page 86

8.	Please revise the second paragraph to disclose the balance owed to APIIS Financial Group as of December 31, 2021.

RESPONSE: The Company has disclosed in the face of the balance sheet the balance owed to APIIS Financial, Inc. as of September 30, 2021 in accordance with the related party disclosure requirements. The Company has not yet closed its December 31, 2021 books and do not have the accurate and complete balance owed to APIIS Financial, Inc. as of December 31, 2021. However, we have updated the disclosure and included balances as of September 30, 2021, December 31, 2020, September 30, 2020, and December 31, 2019.

SEC Division of Corporate Finance

February 8, 2022

9.	Please revise the third paragraph to clarify the distributions made to Mr. Chae during the last two fiscal years, i.e. December 31, 2021 and December 31, 2020.

RESPONSE: The distributions made to Mr. Chae during years ended December 31, 2020 and 2021 and for the nine months September 30, 2021 and 2020 primarily represent capital or dividend distribution or draw which do not require repayment from Mr. Chae to the Company. Although, this distribution caused accumulated deficit, the Company does not expect the distribution or draw amount to be repaid back from Mr. Chae to the Company and the Company expects positive future cash flows from operations and net income to be able to have positive accumulated earnings.

Exclusive Forum, page 91

10.	We note that the disclosure in this section and the applicable risk factor do not align with Article IX of your bylaws filed as Exhibit 3.2. If your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Material U.S. Federal Income Tax Considerations, page 94

11.	Please remove the statements in this section that the discussion is for general information purposes only, as purchasers in the offering are entitled to rely on this disclosure.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Yoshiharu Global Co. and Subsidiaries Financial Statements

7. Related Party Transactions, page F-16

12.	Please revise to disclose the amount of distributions to Mr. James Chae for the years ended December 31, 2019 and 2020 rather than the nine months ended September 30, 2020 and 2021. Also, please revise to also disclose the amounts due to APIIS Financial Group as of December 31, 2019.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

SEC Division of Corporate Finance

February 8, 2022

8. Related Party Transactions, page F-35

13.	The amount of distributions to Mr. James Chae for the nine months ended September 30, 2021 and 2021 as disclosed in Note 8 to your interim financial statements on page F-35 does not agree to the amount reflected in your statements of changes in shareholders’ equity or statements of cash flows for the period on pages F-21 and F-22. Please reconcile and revise these disclosures.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Signatures, page II-5

14.	Please revise the second half of the signature page to include the signatures of at least a majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Exhibits

15.	Refer to Exhibit 5.1. Please refer to the fifth and eighth paragraphs. We note that the two paragraphs reference different opinion paragraphs with respect to New York law. For example, the fifth paragraph references opinion paragraphs 3, 4 and 5 while the eighth paragraph references opinion paragraphs 2, 3 and 5. Please reconcile or advise.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ James Chae
James Chae, Chief Executive Officer

cc: Matthew Ogurick, Esq.

Exhibit A

	Pre-Offering	Offering	Post-Offering	Underwriter Option	Post-Offering incl. U/W Option
Tangible Book Value
Total Assets at 9/30/2021	4,791,007
Less: Operating lease right-of-use asset	(2,284,081)
Tangible Book Value at 9/30/2021	2,506,926	15,555,000	18,061,926	2,457,000	18,012,000
Shares outstanding (pre-offering is effectively after the incorporation)	10,000,000	4,000,000	14,000,000	600,000	14,600,000
Tangible Book Value per Share at 9/30/2021	$0.25		$1.29		$1.23

Assumed Proceeds from offered Units	18,000,000
Assumed Fees, net of discount	(1,620,000)	91% - % of Proceeds, net of discount
Assumed Fees, net of discount	(825,000)
Net Proceeds from the Offering	15,555,000
Proceeds from Underwriter Option	2,457,000
Total Proceeds Assuming Exercise of Underwriter Option	18,012,000

Offered Units	4,000,000
Underwriter Option	600,000
Total Possible New Shares	4,600,000